Exhibit 99.1

Solaris Selects Ballard's FCmove®-SC Engine to Power its Next-Generation Hydrogen Bus Platform

VANCOUVER, BC, May 5, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that Solaris Bus & Coach sp. z o.o. ("Solaris"; www.solarisbus.com), a leading European bus manufacturer and long-standing Ballard partner, has formally selected Ballard as the fuel cell supplier for its next-generation hydrogen bus.

This selection includes the integration of Ballard's FCmove®-SC hydrogen fuel cell engine, Ballard's newest high-efficiency platform launched in late 2025, into the Solaris Generation 2 FCEV bus. The sale of engines has been incorporated into an update of the existing LTSA, extending it to 2029, to match with next-gen bus delivery while also strategically aligning commercial terms.

The FCmove®-SC engine delivers higher efficiency, extended durability, and a simplified system architecture designed to reduce total cost of ownership (TCO) for transit operators. These improvements are particularly impactful for long-range, high-utilization duty cycles where hydrogen fuel cell buses offer operational advantages over battery-electric alternatives.

"Solaris' selection of Ballard for its next-generation hydrogen bus platform marks a significant milestone for the continued evolution of our FCmove®-SC engine," said Marty Neese, Ballard's CEO and President. "Our long-standing collaboration with Solaris has been built on trust, technical excellence, and a shared commitment to zero-emission mobility. With this selection, supported by newly adjusted commercial terms that strengthen long-term alignment, Solaris reinforces its confidence in Ballard's ability to deliver performance, reliability, and lifecycle value at scale. The FCmove®-SC is purpose-built for Europe's mature bus market, and OEM nominations like this validate the strength of our value proposition."

Today, Ballard-powered fleets have grown to more than 2,200 fuel cell buses worldwide, collectively logging over 300 million kilometers with 98% availability and zero reported safety incidents. Through Ballard Fleet Services, including training, technical support, parts supply, operational monitoring, digital insights, and ongoing stack servicing, Ballard and its customers unlock additional value that strengthens fleet performance and supports long-term operational success.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

About Solaris
Solaris Bus & Coach, headquartered in Bolechowo, Poland, is a leading European manufacturer of city buses, trolleybuses, and zero-emission vehicles. Founded in 1996 and part of Spain's CAF Group, Solaris is a leader of Europe's electric bus market and is recognized as a technology leader in hydrogen mobility. The company has delivered more than 28,000 vehicles to operators across 33 countries. Solaris continues to play a central role in Europe's transition to sustainable public transport.

This release contains forward-looking statements concerning anticipated agreements, product deliveries; and deployments; and anticipated product benefits, operational benefits, and value proposition for customers. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information
Sumit Kundu - Investor Relations, +1.604.453.3517 or investors@ballard.com

Mateusz Figaszewski - Director, Institutional Partnerships and External Relations - mateusz.figaszewski@solarisbus.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 20:30e 05-MAY-26